The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

UNUSUAL INCREASE IN SHARE TRADING PRICE

This announcement is made at the request of The Stock Exchange of Hong Kong Limited in relation to the unusual increase in the share trading price of the shares of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) on December 24, 2008.

Reference is made to the Company’s announcement dated 10 November 2008 (the “SPA Announcement”), the subject matter of which, namely, the entering into of the Share Purchase Agreement dated 6 November 2008 with Datang Telecom Technology & Industry Holdings Limited (“Datang”) with a purchase price of HK$0.36 per ordinary share, is believed by the Company to contribute to the share price increase. The Strategic Cooperation Agreement, as referred to in the SPA Announcement, was entered into between SMIC and Datang today. The Company believes it would be able to benefit from its strategic relationship with Datang in the development of TD-SCDMA. A separate announcement in relation to the Strategic Cooperation Agreement will be issued by the Company in due course in compliance with the applicable Listing Rules. Going forward, the Company will continue to comply with all applicable Listing Rules.

The Company continues to look for potential strategic and/or other opportunities with a view to enhancing shareholder value for the Company. The Company is not aware of any other reasons that may contribute to the unusual increase in share price of the shares of the Company other than the above stated and the announcement in relation to a litigation update issued by the Company earlier today. Subject to the above, the Company is not aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R.Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
December 24, 2008